SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter ended April 30, 2004

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Exact name of registrant as specified in its charter)

Ireland

(Jurisdiction of incorporation or organization)

Trintech Group PLC

Trintech Building

South County Business Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Indicate by check whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F   X           Form 40-F

Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes                No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b): 82- N/A

Trintech Group PLC

Form 6-K

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statement on Form F-3 (File No. 333-116087) of Trintech Group PLC and to be a part thereof from the date on which this report is furnished, to the extent not modified or updated by, or contrary to, information contained in documents or reports subsequently filed or furnished.

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	April 30, 2004	January 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$37,686	$36,864
Restricted cash	555	1,211
Accounts receivable, net of allowance for doubtful accounts of $1,438 and $1,595 respectively	7,730	9,800
Inventories	855	824
Value added taxes	308	471
Prepaid expenses and other assets	3,027	2,706

Total current assets	50,161	51,876
Property and equipment, net	856	988
Other non-current assets	3,783	3,994
Goodwill, net of accumulated amortization and impairment of $84,471 at April 30, 2004 and January 31, 2004 respectively	7,459	7,459

Total assets	$62,259	$64,317

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,145	$4,804
Accrued payroll and related expenses	1,276	1,864
Other accrued liabilities	5,215	5,699
Value added taxes	559	819
Warranty reserve	342	356
Deferred revenue	9,664	8,739

Total current liabilities	20,201	22,281

Non-current liabilities:
Capital leases due after more than one year	25	84
Government grants repayable and related loans	152	157
Provision for lease abandonment	360	441

Total non-current liabilities	537	682

Series B preference shares, $0.0027 par value 10,000,000 authorized;
None issued and outstanding	—	—

Shareholders’ equity:
Ordinary Shares, $0.0027 par value: 100,000,000 shares authorized; 30,747,493 and 30,596,775 shares issued and outstanding at April 30, 2004 and January 31, 2004 respectively)	84	83
Additional paid-in capital	246,116	245,965
Treasury shares (189,082 and 254,508 at April 30, 2004 and January 31, 2004 respectively)	(199)	(268)
Accumulated deficit	(202,091)	(202,175)
Accumulated other comprehensive loss	(2,389)	(2,251)

Total shareholders’ equity	41,521	41,354

Total liabilities and shareholders’ equity	$62,259	$64,317

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three months ended April 30,
	2004	2003
Revenue:
Product	$3,600	$2,573
License	5,421	5,490
Service	3,346	2,158

Total Revenue	12,367	10,221

Cost of revenue:
Product	2,235	2,019
License	937	1,360
Service	1,423	1,544

Total Cost of Revenue	4,595	4,923

Gross Margin	7,772	5,298

Operating expenses:
Research & development	2,178	1,938
Sales & marketing	2,237	2,292
General & administrative	2,968	2,871
Restructuring charge	306	—
Amortization of purchased intangible assets	211	98
Adjustment of acquisition liabilities	(249)	—
Adjustment of acquisition deferred consideration	—	(1,149)
Stock compensation	101	14

Total operating expenses	7,752	6,064

Income (loss) from operations	20	(766)
Interest income, net	82	100
Exchange loss, net	(18)	(4)

Income (loss) before provision for income taxes	84	(670)

Provision for income taxes	—	—

Net income (loss)	$84	$(670)

Basic net income (loss) per Ordinary Share	$0.00	$(0.02)

Shares used in computing basic net income (loss) per Ordinary Share	30,676,240	30,396,080

Diluted net income (loss) per Ordinary Share	$0.00	$(0.02)

Shares used in computing diluted net income (loss) per Ordinary Share	31,474,350	30,396,080

Basic net income (loss) per equivalent ADS	$0.01	$(0.04)

Diluted net income (loss) per equivalent ADS	$0.01	$(0.04)

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three months ended April 30,
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$84	$(670)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	434	834
Stock compensation	101	14
Effect of changes in foreign currency exchange rates	(176)	(124)
Changes in operating assets and liabilities:
Reductions to restricted cash deposits	656	(552)
Inventories	(60)	1,173
Accounts receivable	1,922	473
Prepaid expenses and other assets	(384)	(188)
Value added tax receivable	155	(213)
Accounts payable	(1,580)	(738)
Accrued payroll and related expenses	(560)	(297)
Deferred revenues	1,065	1,207
Value added tax payable	(250)	(300)
Warranty reserve	—	(97)
Government grants repayable and related loans	—	(395)
Other accrued liabilities	(67)	(1,724)

Net cash provided by (used in) operating activities	1,340	(1,597)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(114)	(288)
Payments relating to acquisitions	(362)	(1,119)

Net cash used in investing activities	(476)	(1,407)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on capital leases	(96)	(53)
Issuance of ordinary shares	130	27
Repurchase of ordinary shares	—	(454)
Expense of share issue	(10)	—
Proceeds under bank overdraft facility	—	857

Net cash provided by financing activities	24	377

Net increase/(decrease) in cash and cash equivalents	888	(2,627)
Effect of exchange rate changes on cash and cash equivalents	(66)	70
Cash and cash equivalents at beginning of period	36,864	42,559

Cash and cash equivalents at end of period	$37,686	$40,002

Supplemental disclosure of cash flow information
Interest paid	$11	$23

Taxes paid	$212	$1

Supplemental disclosure of non-cash flow information
Acquisition of property and equipment under capital leases	$—	$87

TRINTECH GROUP PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

These interim condensed consolidated financial statements have been prepared by Trintech Group PLC (“Trintech”), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been omitted or condensed. In the opinion of management, all necessary adjustments (consisting of normal recurring accruals) have been made for a fair presentation of financial positions, results of operations and cash flows at the date and for the periods presented. The operating results for the three months ended April 30, 2004 are not necessarily indicative of the results that may be expected for the fiscal year ending January 31, 2005. See “Factors Affecting Future Results”. For further information refer to the consolidated financial statements and footnotes for the year ended January 31, 2004, included in Trintech’s Annual Report on Form 20-F.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.

2. Irish Companies Acts, 1963 to 2003

The financial information relating to the Company and its subsidiaries included in this document does not comprise full group accounts as referred to in Regulation 40 of the European Communities (Companies: Group Accounts) Regulations 1992, copies of which are required by that Act to be annexed to a Company’s annual return. The auditors have made reports without qualification under Section 193 of the Companies Act, 1990 in respect of the group financial statements for the years ended January 31, 2004 and 2003. A copy of the full group accounts for the year ended January 31, 2004, prepared in accordance with Irish generally accepted accounting principles, together with the report of the auditors thereon will in due course be annexed to the relevant annual return, which will be filed after the annual general meeting of the Company which will take place on July 16, 2004.

The accompanying condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and include the Company and its wholly-owned subsidiaries in Ireland, the United Kingdom, the Cayman Islands, Germany, the United States and Uruguay after eliminating all material inter-company accounts and transactions.

3. Restricted Cash

As of April 30, 2004, the Company had restricted cash balances of US$555,000. Restricted cash balances relate to guarantees for operating lease commitments on certain premises in the United States of America of US$161,000 and employee restructuring costs in connection with our research and development facility in Uruguay of US$394,000.

4. Inventories

	April 30, 2004	January 31, 2004
	(U.S. dollars in thousands)
Raw materials	$736	$95
Finished goods	119	729

Total	$855	$824

5. Restructuring Charges

In the second, third and fourth quarters of fiscal 2004, the Company recorded restructuring charges of US$434,000, US$273,000 and US$38,000, respectively, primarily related to staff terminations in connection with our research and development facilities in Uruguay and Ireland, as the Company reduced investment in products where the market opportunity has not yet developed, or the market has not expanded, due to economic conditions. In connection with these activities the Company reduced its workforce by 19 people in the second quarter, 11 people in the third quarter and 5 people in the fourth quarter of fiscal 2004.

In the first quarter of fiscal 2005, the Company recorded restructuring charges of US$306,000, related to staff terminations in connection with our research and development facility in Uruguay and excess sales and marketing employees in Ireland and the U.S. In connection with these activities the Company reduced its workforce by 17 employees.

As of April 30, 2004, accrued restructuring charges related to future lease commitments of US$204,000, which will be paid through fiscal 2006 and staff terminations of US$149,000 which will be paid during quarter 2 fiscal 2005. The Company continues to search for sub tenants for its remaining excess facilities, but given the short duration of the remaining lease terms and the current market for commercial real estate, is unlikely to find subtenants at reasonable rates.

The following table summarizes the Company’s restructuring activity for the three months ended April 30, 2004:

	Three months ended April 30, 2004 (U.S. dollars in thousands)
	Employee Severance and Benefits	Consolidation of Facilities and Operations	Total
Reserve balance January 31, 2004	$128	$285	$413
Restructuring provision	306	—	306
Amounts paid or written-off	(285)	(81)	(366)

Reserve balance April 30, 2004	$149	$204	$353

The Company expects to record an additional restructuring charge as described in the subsequent events footnote.

6. Comprehensive Loss

The following table sets forth the calculation of comprehensive loss for the three months ended April 30, 2004 and 2003:

	Three months ended April 30,
	2004	2003
	(U.S. dollars in thousands)
Net income (loss)	$84	$(670)
Other comprehensive loss	(138)	(678)

Comprehensive loss	$(54)	$(1,348)

7. Computation of Net Income (Loss) Per Ordinary Share

	Three months ended April 30,
	2004	2003
	(U.S. dollars in thousands, except share and per share data)
Numerator:
Numerator for basic and diluted net income/(loss) per ordinary share
Net income/(loss) available to ordinary shareholders	$84	$(670)

Denominator:
Denominator for basic net income/(loss) per ordinary share
Weighted average ordinary shares	30,676,240	30,396,080

Basic net income/(loss) per Ordinary share	$(0.00)	$(0.02)

Denominator for diluted net income/(loss) per ordinary share
Weighted average ordinary shares	31,474,350	30,396,080

Diluted net income/(loss) per
Ordinary share	$(0.00)	$(0.02)

8. Stock-based Employee Compensation Expense.

The Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25) and related interpretations in accounting for its employee stock options. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market value of the Company’s shares at the date of the grant over the amount an employee must pay to acquire the shares. This cost is deferred and charged to expense ratably over the vesting period (generally four years).

Where options are granted at less than fair market value, the excess of the fair market value over the amount the employee must pay to exercise the option and acquire the shares at the date of grant is charged to expense as stock compensation and credited to additional paid-in capital.

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (“SFAS 148”). This statement amends SFAS Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and of the effect of the method used on reported results. The provisions of SFAS 148 are effective in fiscal years ending after December 15, 2002 and interim periods beginning after December 15, 2002. As of April 30, 2004, the Company has elected not to change to the fair value based method of accounting for stock-based employee compensation.

Pro forma information regarding net income is required by SFAS 123, and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the three months ended April 30, 2004 and 2003: risk free interest rate of 3% and 2% respectively; dividend yields of 0%; volatility factors of the expected market price of the Company’s ordinary shares of 0.98 and 1.08, respectively and a weighted-average expected life of the options of four years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information follows for the three months ended April 30, 2004 and 2003.

	Three months ended April 30,
	2004	2003
	(U.S. dollars in thousands, except per share data)
Net income (loss), as reported	$84	$(670)

Add: Stock-Based employee compensation expense included in reported net income (loss), net of related tax effects	101	14

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(657)	(1,160)

Pro forma net income (loss)	$(472)	$(1,816)

Earnings (loss) per share:
Basic - as reported	$(0.00)	$(0.02)
Basic - pro forma	$(0.02)	$(0.06)
Diluted - as reported	$(0.00)	$(0.02)
Diluted - pro forma	$(0.02)	$(0.06)

9. Other Non-Current Assets

Other non-current asset amortization for the three months ended April 30, 2004 and 2003 was US$211,000 and US$1,823,000, respectively. As of April 30, 2004, other non–current asset amortization is estimated to be approximately US$636,000 for the remainder of the year ending January 31, 2005. Other non–current asset amortization is estimated to be approximately US$847,000 in the year ending January 31, 2006, US$831,000 in the year ending January 31, 2007, US$784,000 in the year ending January 31, 2008, US$392,000 in the year ending January 31, 2009 and US$293,000 in the year ending January 31, 2010.

	As of April 30, 2004				As of January 31, 2004
	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net
	(U.S. dollars in thousands)				(U.S. dollars in thousands)
Other non-current Assets-amortizable:
Purchased technology	$14,926	$3,392	$11,476	$58	$14,926	$3,392	$11,470	$64
Trade names	120	—	20	100	120	—	10	110
Customer base	9,735	567	5,543	3,625	9,735	567	5,348	3,820
Covenants	2,492	1,232	1,260	—	2,492	1,232	1,260	—
Total identifiable
Intangible

Assets	$27,273	$5,191	$18,299	$3,783	$27,273	$5,191	$18,088	$3,994

10. Foreign Exchange Contracts and Fair Value of Financial Instruments

The Company uses forward exchange contracts to hedge certain operational cash flow exposures resulting from changes in foreign currency exchange rates to occur within the next twelve months. The Company enters into these foreign exchange contracts to hedge anticipated sales or purchase transactions in the normal course of business for which we have a firm commitment from a customer or to a supplier. The terms of these contracts are consistent with the timing of the transactions being hedged. The Company does not use such instruments for trading or speculative purposes. At April 30, 2004 the Company had a contract maturing in July 2004 to sell US$500,000 and receive Euro. The fair value of the contract as of April 30, 2004 was US$23,000 negative.

Furthermore, the Company manages the currency exposure of certain receivables and payables using derivative instruments, such as currency options. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. The derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange (loss) gain in the Statement of Operations.

As of April 30, 2004 the Company had two currency options maturing in May 2004 and June 2004, each option to sell US$500,000 and receive Euro. The currency options combine the buying of two vanilla options with the selling of two reverse knock-in options. If the EUR to USD spot exchange rate is trading between 1.2565 and 1.29 on the expiry date of each individual option, the option will be executed at the existing spot exchange rate. If the EUR to USD spot exchange rate is trading either below 1.2565 or equal to or above 1.29, the option will be executed at an EUR to USD exchange rate of 1.29. The fair value of the options as of April 30, 2004 was US$66,000 negative.

	As of April 30, 2004		As of January 31, 2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(U.S. dollars in thousands)
Non Derivatives
Cash and cash equivalents	$37,686	$37,686	$36,864	$36,864
Restricted cash	$555	$555	$1,211	$1,211

Derivatives
Foreign exchange contract	$(23)	$(23)	$—	$—
Foreign currency options	$(66)	$(66)	$(80)	$(80)

The carrying amounts of the non-derivatives noted above are included in the statements of financial position under the indicated captions.

11. Warranty Reserves

The Company maintains reserves for future warranty claims arising from past sales of product. The Company makes provision for such costs when revenue is recorded from product sales. Each quarter the Company reevaluates its estimates to assess the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The following table summarizes the Company’s warranty activity for the three months ended April 30, 2004 and 2003.

	Three months ended April 30,
	2004	2003
	(U.S. dollars in thousands)
Opening reserve balance	$356	$625
Deductions	(53)	(96)
Provision for new product warranties issued	53	—
Exchange differences	(14)	15

Closing reserve balance	$342	$544

12. Recent Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146, “Accounting for Exit or Disposal Activities”. This statement addresses the recognition, measurement and reporting of costs associated with exit and disposal activities. SFAS No. 146 is applicable to restructuring activities and costs related to terminating a contract that is not a capital lease and to one time benefit arrangements received by employees who are involuntarily terminated. SFAS No. 146 supercedes

EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. Under SFAS No. 146 the cost associated with an exit or disposal activity is recognized in the periods in which it is incurred rather than at the date the Company committed to the exit plan. This statement is effective for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. Previously issued financial statements will not be restated. The provisions of EITF Issue No. 94-3 will continue to apply for exit plans initiated prior to the adoption of SFAS No. 146. The timing of recognition of costs of restructuring plans initiated and implemented by the Company in fiscal 2004 and the three months ended April 30, 2004 has been in accordance with SFAS 146.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, (“FIN 45”). FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by it in issuing the guarantee. It also expands the disclosure requirements in the financial statements of the guarantor with respect to its obligations under certain guarantees that it has issued. The Company is required to adopt the initial recognition and initial measurement accounting provisions of this interpretation on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not anticipate that the adoption will have a material effect on the Company’s financial position, results of operations or cash flows. Application of FIN 45 had no material impact on the consolidated financial statements of the Company as it had no guarantees in fiscal 2004 or the three months ended April 30, 2004.

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (SFAS 148). This statement amends SFAS Statement No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and of the effect of the method used on reported results. The provisions of SFAS 148 are effective in fiscal years ending after December 15, 2002 and interim periods beginning after December 15, 2002. As of April 30, 2004, the Company has elected not to change to the fair value based method of accounting for stock-based employee compensation.

In January 2003, the FASB released FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” FIN 46 requires that all primary beneficiaries of variable interest entities consolidate that entity. FIN 46 is effective immediately for variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”) to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. The Company did not create a variable interest entity after January 31, 2003 and did not have a variable interest entity as of January 31, 2004. The adoption of this Statement did not have a material effect on the Company’s consolidated financial statements for the three months ended April 30, 2004.

The Financial Accounting Standards Board issued Statement No. 149, “ Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, (“SFAS 149”) in April 2003. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as “derivatives”) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement requires contracts with comparable characteristics be accounted for similarly. In particular, this Statement (a) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133, (b) clarifies when a derivative contains a financing component and (c) amends the definition of an “underlying” to conform it to language used in FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Application of the new rules is not expected to have any material impact on the consolidated financial statements of the Company.

The Financial Accounting Standards Board issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, (“SFAS 150”) in May 2003. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances).

Many of those instruments were previously classified as equity. Statement 150 is effective for financial instruments entered into or modified after May 31, 2003. Application of SFAS 150 had no material impact on the consolidated financial statements of the Company as it had no financial instruments in fiscal 2004 and the three months ended April 30, 2004.

In May 2003, the consensus on EITF Issue No. 01-08, “Determining Whether an Arrangement Contains a Lease”, was issued. The guidance in the consensus applies to the purchase or sale of goods and services under various types of contracts, including outsourcing arrangements. Based on the criteria in the consensus, both parties to an arrangement are required to determine whether the arrangement includes a lease within the scope of SFAS No. 13, “Accounting for Leases”. The new requirement applies prospectively to new or modified arrangements for reporting periods beginning after May 28, 2003. The Company did not enter into or modify any arrangements covered by EITF 01-08 during fiscal year 2004 and, as such, the adoption of EITF No. 01-08 did not have an effect on the Company’s consolidated financial statements.

In August 2003, the Emerging Issues Task Force reached consensus on EITF Issue No. 03-5 (“EITF 03-5”), “Applicability of AICPA Statement of Position 97-2, “Software Revenue Recognition “, to Non-Software Deliverables in an Arrangement Containing More-than-Incidental Software”. EITF 03-5, which became effective for the Company on October 1, 2003, provides guidance on determining whether non-software deliverables are included within the scope of SOP 97-2 and, accordingly, whether multiple element arrangements are to be accounted for in accordance with EITF Issue No. 00-21 or SOP 97-2. The provisions of EITF 03-5 did not have an effect on the Company’s consolidated financial statements.

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104, “Revenue Recognition”, which amends SAB 101, “Revenue Recognition in Financial Statements”. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple-element revenue arrangements, superseded as a result of the issuance of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. Additionally SAB 104 rescinds the SEC’s Revenue Recognition in Financial Statements Frequently Asked Questions and Answers, or FAQ, issued with SAB 101 that had been codified in SEC Topic 13, “Revenue Recognition”. Selected portions of the FAQ have been incorporated into SAB 104. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. Adoption of this standard had no material impact on the Company’s financial statements.

13. Subsequent Events

The Company expects to record a restructuring charge of approximately US$100,000 in the three months ending July 31, 2004. The restructuring charge will primarily relate to involuntary staff terminations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Condensed Consolidated Financial Statements and the Notes thereto appearing elsewhere in this report. The following discussion contains “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any “forward looking statements” are subject to certain risks and uncertainties that could cause actual results to differ materially from those stated. “Forward looking statements” include, among others, statements regarding Trintech’s expected revenues, tax treatment of certain of it’s Irish subsidiaries, earnings, gross margins and overall financial performance in future quarters, anticipated length of economic slowdown in Germany, continued or reduced investment in Trintech’s research and development and sales and marketing programs. Factors that could cause such results to differ materially include those factors more fully discussed in the section entitled “Factors That May Affect Future Results” appearing elsewhere in this report and in Trintech’s Form 20-F for the fiscal year ended January 31, 2004, filed with the U.S. Securities and Exchange Commission.

“Fiscal 2002” refers to the fiscal year ended January 31, 2002, “fiscal 2003” refers to the fiscal year ended January 31, 2003, “fiscal 2004” refers to the fiscal year ended January 31, 2004, “fiscal 2005” refers to the fiscal year ending January 31, 2005 and “fiscal 2006” refers to the fiscal year ending January 31, 2006.

From the Company’s organization through 1995, we developed and marketed electronic PoS systems and e-payment software for payment card transactions in the physical world. In early fiscal 1997, we launched the Company’s first products for Internet e-payment transactions. Following early success in the Internet e-payment industry, the Company completed an Initial Public Offering in September 1999. During 2000, the Company made four acquisitions to build market presence and add complementary product functionality.

Beginning in late fiscal 2001, the payments industry experienced a broad economic downturn. This initially impacted the Company’s software and services segment, particularly Internet payment solutions. The impact of this slowdown in growth for Internet payment solutions was partially offset by continued growth in the PoS business segment in Europe as a result of continued investment in payment solutions in advance of the introduction of the euro. However, once the euro was launched, the general economic slowdown did impact the Company’s European business, particularly the Company’s German customers, starting in early fiscal 2003. Revenue from customers located in Germany reduced from US$26.7 million in fiscal 2002 to US$8.2 million in fiscal 2003. As a result, the Company’s total revenues reduced by 37% from fiscal 2002 to fiscal 2003.

In response to this downturn, management’s strategy was to focus development and sales efforts on products with the greatest earnings potential and position the Company for growth when economic conditions improved. Investment was reduced in products where the opportunity had not yet developed or the market had not yet expanded due to the economic downturn. As a result, the Company commenced a restructuring program in fiscal 2002. Restructuring costs of approximately US$5.3 million in fiscal 2002, US$4.3 million in fiscal 2003, US$745,000 in fiscal 2004 and US$306,000 in the three months ended April 30, 2004 were incurred in respect of involuntary staff terminations and abandoned lease payments.

The growth in eCommerce had lead to a significant increase in the volume of disputed credit card transactions for Internet purchases. The Company experienced growth for its PayWare Resolve product and continued to invest in this product during the downturn. Also, the Company continued to grow demand for and invest in its transaction management product, PayWare ReconNET. Revenue growth for these products partially mitigated the revenue decrease for the Internet payment products in fiscal 2002 and the PoS systems products in fiscal 2003. During fiscal 2004, the Company successfully stabilized its revenue base and ended the year with revenues of $43.1 million, a slight increase over fiscal 2003 revenues of $42.9 million. During the three months ended April 30, 2004 revenue was US$12.4 million, an increase of US$2.1 million compared with the three months ended April 30, 2003.

Building on the success of PayWare ReconNET in North America, the Company continued to develop new products and services during fiscal 2004 to service customer demand for transaction management solutions in Europe. The Company continued to invest in PayWare Resolve and started an investment program to develop new PoS payment products and licensed intellectual property to third parties in response to demand being generated for retail point of sale solutions by the introduction of the EMV standard, particularly in Europe.

To further its transaction management products, the Company announced the release of ReconNET 6.5, in March 2003, with new features like Advanced ACH and the web-enabled Remote Researcher. Additionally, Trintech launched its web-enabled ReconNET Bank Fee Analysis 6.6 system. To expand the Company’s product offering in the transaction management business,

Trintech announced the availability of its new Statement Delivery service for business access to commercial bank account data. Following on from this announcement, Trintech expanded its position in the market by acquiring CW & Associates, Inc, doing business as DataFlow Services, a private company, for a total consideration of approximately US$3.9 million, subject to final adjustment relating to performance related deferred contingent consideration, effective November 1, 2003. DataFlow, based in Dallas, provides a data delivery service supporting customer’s bank reconciliation processes by aggregating bank account statement data and delivering it to customers daily in electronic form. DataFlow employed 39 staff at the time of acquisition and serviced approximately 90 customers, of which 60 are also Trintech FMS customers. Trintech recognizes revenue generated from the acquired DataFlow products as services revenue.

In tandem with the growth in transaction management solutions, the planned introduction of the EMV standard in 2005 started to generate early demand for new PoS solutions. In response to this emerging growth opportunity, the Company has recently focussed its development efforts on designing PoS systems that satisfy the EMV standard. In April 2003 the Company released its first new PoS system to meet the EMV standard.

In November 2003, Trintech announced that it had achieved German ZKA (Zentraler Kreditausschuss) approval for its OpenPay Architecture for use in the Smart 5000 PIN Pad terminal and its new range of OEM payment security technology products. This was the first approval of its kind for a PIN Pad device using a LINUX open standard operating system. In December 2003, a new range of secure payment solutions, OpenPay 3000, for outdoor and unattended payment environments was introduced, addressing the requirements of “pay-at-pump” for petroleum companies, product and ticket vending machines, parking and prepaid mobile recharge applications. In addition, Trintech announced during February 2004, the launch of SmartPIN LINK, a wireless Chip and PIN solution for restaurants and the hospitality sector.

Today, the Company’s revenue is primarily derived from three sources:

Product Revenue. Product revenue, which represented 24% of the Company’s total revenue in fiscal 2004, is derived from sales of the Company’s electronic PoS system products, primarily the Compact 9000 family of PoS devices and the Compact 950-PP pin pad.

License Revenue. Software license revenue, which represented 53% of total revenue in fiscal 2004, is derived from license fees from the Company’s e-payment software products for payment card transactions and from the Company’s transaction management software, and the provision of related support and maintenance services to customers.

We also license the Company’s software on a recurring rental basis. Customer support and maintenance fees are established as a percentage of the software license price, typically 18% per year, and are generally paid quarterly.

Service Revenue. We derive service revenue, which represented 23% of total revenue in fiscal 2004, from consulting services, educational and training services and customization and implementation services. We also recognize revenue generated from the acquired DataFlow products as services revenue.

Cost of product revenue includes outsourced manufacturing costs, and packaging, documentation, labor and other costs associated with packaging and shipping the Company’s electronic PoS system products. Cost of license revenue includes shipping, software documentation, labor, third-party license fees and other costs associated with the delivery of software products from which license revenue is derived and the cost of providing after-sale support and maintenance services to customers and the costs of amortized purchased technology. Cost of service revenue includes labor, travel and other non-recoverable costs associated with the delivery of services to customers and the cost of labor and related banking and communication costs associated with the retrieval of customer data in connection with the Company’s transaction services product.

Research and development expenses consist primarily of labor and associated costs connected with the development of the Company’s software products and electronic PoS system products. Sales and marketing expenses consist of labor costs, including commissions, travel and other costs associated with sales activity, and advertising, trade show participation, public relations and other marketing costs. General and administrative expenses consist primarily of labor and recruitment costs, facilities costs, telephone and other office costs and depreciation.

We operate as a holding company with operating subsidiaries in Ireland, Germany, the United Kingdom, Uruguay, the United States and a financing subsidiary in the Cayman Islands. Each subsidiary is taxed based on the laws of the jurisdiction in which it is incorporated. Because taxes are incurred at the subsidiary level, and one subsidiary’s tax losses cannot be used to offset the taxable income of subsidiaries in other tax jurisdictions, the Company’s consolidated effective tax rate may increase to the extent that we report tax losses in some subsidiaries and taxable income in others. In addition, the Company’s tax rate may also be affected by costs that are not deductible for tax purposes, such as amortization of purchased intangibles and stock compensation.

We have significant operations and we generate a significant portion of the Company’s taxable income in the United Kingdom, the United States, Germany and the Republic of Ireland. Some of the Company’s Irish operating subsidiaries are taxed at rates substantially lower than U.S. tax rates. One Irish subsidiary currently qualifies for a 10% tax rate which, under current legislation, will remain in force until December 31, 2010, and another Irish subsidiary qualifies for an exemption from income tax as the Company’s revenue source is license fees from qualifying patents within the meaning of Section 234 of the Irish Taxes Consolidation Act, 1997.

We currently anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and the Company’s tax situation may change. In addition, if these subsidiaries were no longer to qualify for these tax rates or if the tax laws were rescinded or changed, the Company’s operating results could be materially adversely affected.

A significant portion of the Company’s revenue, costs, assets and liabilities are denominated in currencies other than the U.S. dollar, and all of our subsidiaries, other than our U.S. and Cayman Islands subsidiaries, have functional currencies other than the U.S. dollar. These currencies fluctuate significantly against the U.S. dollar. As a result of the currency fluctuations resulting primarily from fluctuations in the U.S. dollar and the euro and the conversion to U.S. dollars for financial reporting purposes, we experience fluctuations in the Company’s operating results on an annual and, in particular, on a quarterly basis. As a result of such currency fluctuations, we recognized exchange losses of US$18,000 and US$4,000 in the three months ended April 30, 2004 and 2003, respectively. From time to time we have in the past and may in the future hedge against the fluctuations in exchange rates. Future hedging transactions may not successfully mitigate losses caused by currency fluctuations. We expect to continue to experience exchange rate fluctuations on an annual and quarterly basis, and currency fluctuations could have a material adverse impact on the Company’s results of operations.

In connection with a lease termination settlement relating to the Company’s Austin facility, the Company recorded an adjustment of acquisition liabilities, which reduced acquisition liabilities and consequently reduced operating expenses by US$249,000 in the consolidated statement of operations for the three months ended April 30, 2004.

In connection with the settlement of an arbitration proceeding brought by a former customer seeking a refund of payments made to us under a contract with us, the Company recorded a charge of US$236,000 in its consolidated statement of operations during the three months ended April 30, 2004.

The Company expects to record a restructuring charge of approximately US$100,000 in the three months ending July 31, 2004. The restructuring charge will primarily relate to involuntary staff terminations.

Critical Accounting Policies

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company’s financial statements.

Revenue recognition. The Company’s revenue is derived from product sales, license fees and charges for services.

For product sales and software license agreements that do not require significant modification or customization of the software, we recognize revenue when the following conditions have been met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred;

•	our fee is fixed or determinable; and

•	collectibility is probable.

If the Company provides services that are considered essential to the functionality of the software products, both the license revenue and the service revenue are recognized based on the total license and service fees under the agreement and the percentage of completion achieved. The percentage of completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirements, which corresponds to the costs related to earned revenues. Estimates of total project requirements are based on prior experience of customization of similar software and delivery of similar services and are reviewed and updated regularly by management. The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of the percentage-of-completion method of accounting affect the amounts of revenue and related expenses reported in our consolidated financial statements. A number of internal and external factors can affect our estimates, including labor rates, utilization and efficiency variances and specification and testing requirement changes.

One of the critical judgments we make is the assessment that “collectibility is probable”. Our recognition of revenue is based on our assessment of the probability of collecting the related accounts receivable balance on a customer-by-customer basis considering past payment history and credit history. The timing or amount of revenue recognition may have been different if different assessments of the probability of collection had been made at the time the transactions were recorded in revenue. In cases where collectibility is not deemed probable, revenue is recognized at the time collection becomes probable, which is generally upon receipt of cash.

Many of our licence agreements contain multiple elements. When the Company enters into multiple element arrangements, we allocate revenue to each of the elements based on its respective vendor specific objective evidence of fair value. Each license arrangement requires careful analysis to ensure that all of the individual elements in the license transaction have been identified, along with the fair value of each element. The vendor specific objective evidence of fair value for an element is based on the price charged for the element when it is sold separately. If we cannot objectively determine the fair value of any undelivered element included in the multiple element arrangement, we defer revenue until all elements are delivered, services have been performed, or until fair value can be objectively determined. When the fair value of an element cannot be established, we use the residual method to record license revenue, provided the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

Revenue for services is recognized as the services are performed where those services are provided on a time and materials basis. Revenue for the Company’s transaction services product is recognized as the services are delivered to customers. Fair value of services is based upon separate sales of these services. The determination as to whether services involve significant production, modification or customization of the underlying software code is a matter of judgment and can materially impact the timing of revenue recognition. Where services are being provided on a fixed price contract, the revenue is accounted for in conformity with the percentage-of-completion contract accounting method, using reasonable estimates as to the project work completed as described above.

Revenue from maintenance and support agreements are recognized on a straight-line basis over the period to which it relates, which is typically one year. First-year maintenance typically is sold with the related software license and renewed on an annual basis thereafter. For such arrangements with multiple obligations, we allocate revenue to each component of the arrangement based on the fair value of the undelivered elements. Fair values of ongoing maintenance and support obligations are based on separate sales of renewals to other customers or upon renewal rates quoted in the contracts when the quoted renewal rates are deemed to be substantive.

Significant management judgments and estimates must be made in connection with determination of the revenue to be recognized in any accounting period. If we made different judgments or utilized different estimates for any period, material differences in the amount and timing of revenue recognized could result.

Allowance for doubtful accounts. The allowance for doubtful accounts receivable is based on the Company’s assessment of the collectibility of specific customer accounts and the aging of accounts receivable. We maintain an allowance for doubtful accounts at an amount we estimate to be sufficient to provide for actual losses resulting from collecting less than full payment on our receivables. A considerable amount of judgment is required when we assess the realizability of receivables, including assessing the probability of collection and the current credit-worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional provision for doubtful accounts might be required. In cases where we are aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, we record a specific allowance against amounts due, and thereby reduce the net recognized receivable to the amount we reasonably believe will be collected. For the remaining customers, we recognize allowances for doubtful accounts based on the length of time the aggregate receivables are outstanding, the current business environment and historical experience. Alternatively, if the financial condition of our customers were to improve such that their ability to make payments was no longer considered impaired, we would reduce related estimated reserves with a credit to the provision for doubtful accounts.

Inventory reserves. Inventory purchases and commitments are based upon future demand forecasts. The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. If there is a significant decrease in demand for the Company’s products or there is a higher risk of inventory obsolescence because of rapidly changing technology and customer requirements, we may be required to increase the Company’s inventory allowances and the Company’s gross margin could be adversely affected.

Long-lived assets. In assessing the recoverability of our goodwill and other intangibles, the Company must make assumptions regarding estimated future cash flows, the discount rate and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges against these assets in the reporting period in which the impairment is determined.

The Company periodically assesses the impairment of long-lived assets, including identifiable intangibles and related goodwill, in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS 142 superseded SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of” and the accounting and reporting provisions of Accounting Principles Board Opinion No. 17, (APB 17), “Intangible Assets”. An impairment review is performed on an annual basis or whenever events or changes indicate that the carrying value may not be recoverable. Factors the Company considers important which could trigger an impairment review include, but are not limited to, significant under performance relative to historical or expected operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business, significant negative industry or economic trends, a significant decline in the Company’s stock price for a sustained period, and the Company’s market capitalization relative to net book value. When the Company determines that the carrying value of goodwill may not be recoverable, the Company measures any impairment using a projected discounted cash flow model with a discount rate commensurate with the risk inherent in the Company’s current business model.

Warranty reserves. We accrue warranty liabilities at the time of sale for the estimated costs that may be incurred to provide warranty services. Factors that affect the Company’s warranty liability include the number of installed units currently under warranty, historical and anticipated rates of warranty claims on those units, and cost per claim to satisfy the Company’s warranty obligation. The anticipated rate of warranty claims is the primary factor impacting the Company’s estimated warranty obligation. Other factors include repair parts and labor rates. Repair parts are generally already in stock or available at pre-determined prices, and labor rates are generally arranged at pre-established amounts with service providers. Warranty claims are relatively predictable based on historical experience of failure rates. Each quarter, the Company reevaluates its estimates to assess the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. If we were to experience an increase in warranty claims compared with the Company’s historical experience, or costs of servicing warranty claims were greater than the expectations on which the accrual had been based, the Company’s margins could be adversely affected.

Legal contingencies. We are occasionally involved in various claims and legal proceedings. Periodically, we review the status of each significant matter and assess the Company’s potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to the Company’s pending claims and litigation and may revise the Company’s estimates. Such revisions in the estimates of the potential liabilities could have a material impact on the Company’s results of operations and financial position.

Quarterly Results of Operations

The following table presents our results of operations expressed as a percentage of total revenue, after giving effect to rounding, for the periods indicated:

	Three months ended April 30,
	2004	2003
Revenue:
Product	29%	25%
License	44%	54%
Service	27%	21%

Total Revenue	100%	100%

Cost of revenue:
Product	18%	20%
License	8%	13%
Service	12%	15%

Total Cost of Revenue	37%	48%

Gross margin	63%	52%
Operating expenses:
Research & development	18%	19%
Sales & marketing	18%	22%
General & administrative	24%	28%
Restructuring charge	2%	—
Amortization of purchased intangible assets	2%	1%
Adjustment of acquisition liabilities	(2)%	—
Adjustment of acquisition deferred consideration	—	(11)%
Stock compensation	1%	0%

Total operating expenses	63%	59%

Income (loss) from operations	0%	(7)%
Interest income, net	1%	1%
Exchange loss, net	0%	0%

Income (loss) before provision for income taxes	1%	(7)%

Provision for income taxes	—	—

Net income (loss)	1%	(7)%

Revenue

Three months Ended April 30, 2004 Compared To Three Months Ended April 30, 2003

Revenue	Period ended April 30, 2004	Period ended April 30, 2003	Increase/(Decrease) from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Product Revenue	3,600	2,573	1,027	40%
License Revenue	5,421	5,490	(69)	(1)%
Service Revenue	3,346	2,158	1,188	55%
Total Revenue	12,367	10,221	2,146	21%

Total Revenue. We have historically derived a significant portion of our total revenue from a small number of customers. In the three months ended April 30, 2004 and April 30, 2003, EVS GmbH accounted for 16% and 12% of our total revenue, respectively.

Product. The increase was attributable to an increase in revenue from the cellular pre-pay sector and due to demand in the U.K. market for product to enable processing of credit card payment under the new EMV (Europay-Mastercard-Visa) standard (a standard for chip card acceptance).

License. The decrease was due to slower investment decisions and longer sales cycles still being experienced in most markets due to continued softness in the global IT market.

Service. The increase was primarily due to the inclusion of post acquisition revenues generated by CW & Associates, Inc., doing business as DataFlow Services and an increase in services revenues generated for reconciliation solutions in the US market.

Cost of Revenue

Cost of Revenue	Period ended April 30, 2004	Period ended April 30, 2003	Increase/(Decrease) from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Product	2,235	2,019	216	11%
License	937	1,360	(423)	(31)%
Service	1,423	1,544	(121)	(8)%
Total	4,595	4,923	(328)	(7)%

Total Cost of Revenue. Total gross margin increased to 63% for the three months ended April 30, 2004, from 52% for the three months ended April 30, 2003. The increase in total gross margin was primarily due to a change in the product sales mix with greater volume sales of higher margin product, a reduction in operating costs and a reduction in amortization of acquired technology due to the completion of amortization during fiscal 2004 in relation to certain assets acquired during fiscal 2001.

Product. Product revenue costs represented 62% of product revenue for the three months ended April 30, 2004, compared to 78% of product revenue in the three months ended April 30, 2003.The decrease as a percentage of product revenue for the three months ended April 30, 2004, was primarily due to a change in the product sales mix. Greater volume sales of higher margin product, including product which the Company had previously determined was excess inventory and had recorded provisions for loss in net realizable against, was sold in the three months ended April 30, 2004 compared to the three months April 30, 2003. The increase in absolute dollars was due to the higher volume of shipments in the three months ended April 30, 2004, compared to the three months ended April 30, 2003.

License. The decrease in absolute dollars and as a percentage of license revenue resulted from a reduction in amortization of acquired technology due the completion of amortization during fiscal 2004 in relation to certain assets acquired during fiscal 2001 and due to a reduction in expenditures in both labor costs and infrastructure as a result of the implementation of restructuring plans and consolidation of our support and maintenance facilities during fiscal 2004.

Service. The decrease in absolute dollars and in percentage resulted primarily from involuntary staff terminations during fiscal 2004. The decrease was partially offset by the inclusion of post acquisition costs incurred by the inclusion of CW & Associates, Inc., doing business as DataFlow Services.

Operating Expenses

Operating Expenses	Period ended April 30, 2004	Period ended April 30, 2003	Increase/(Decrease) from prior year	Percentage change from prior year
	(U.S. dollars in thousands)
Research and Development	2,178	1,938	240	12%
Sales and Marketing	2,237	2,292	(55)	(2)%
General and Administrative	2,968	2,871	97	3%

Research and Development. The increase in research and development expenses in the three months was primarily due the impact of the declining value of the dollar as against the euro. For example, as a significant portion of the Company’s research and development costs are denominated in euro, the increase in value of the euro relative to the dollar has had the impact of increasing research and development expenditure. The increase in research and development expenses was partially offset by a reduction in the number of research and development employees from 158 at April 30, 2003 to 125 at April 30, 2004.

Sales and Marketing. The decrease in sales and marketing expenses in the three months was primarily due to a reduction in the number of sales and marketing employees from 61 at April 30, 2003 to 53 at April 30, 2004. These staff reductions were primarily due to involuntary staff terminations during fiscal 2004 as a result of cost containment efforts initiated to align cost structures with the business and focus on the products with the highest growth potential. The decrease in sales and marketing expenses was partially offset by the impact of the declining value of the dollar as against the euro. For example, as a significant portion of the Company’s sales and marketing costs are denominated in euro, the increase in value of the euro relative to the dollar has had the impact of increasing sales and marketing expenditure.

General and Administrative. The increase was due to a charge of $236,000 in connection with the settlement of an arbitration proceeding brought by a former customer seeking a refund of payments made to us under a contract with the Company and the impact of the declining value of the dollar as against the euro. For example, as a significant portion of the Company’s general and administrative costs are denominated in euro, the increase in value of the euro relative to the dollar has had the impact of increasing general and administrative expenditure. The increase in general and administrative expenses was partially offset by a reduction in the number of general and administrative employees from 45 at April 30, 2003 to 43 at April 30, 2004.

Restructuring Charge. Restructuring charge expense was US$306,000 in the three months ended April 30, 2004. These charges related to staff terminations in connection with our research and development facility in Uruguay and excess sales and marketing employees in Ireland and the U.S. In connection with these activities the Company reduced its workforce by 17 employees.

Amortization of purchased intangible assets. Amortization of purchased intangible assets consists primarily of the amortization of purchased technology and acquired customer base, recorded in connection with the Company’s acquisitions in fiscal 2001 and fiscal 2004. Amortization of purchased intangible assets was US$211,000 in the three months ended April 30, 2004 compared to US$98,000 in the three months ended April 30, 2003, an increase of 115%. The increase was due to the inclusion of amortization in connection with the acquisition of CW & Associates, Inc., doing business as DataFlow Services, acquired effective November 1, 2003.

Adjustment of acquisition liabilities. During the three months ended April 30, 2004 in connection with a lease termination settlement relating to the Company’s Austin facility, the Company recorded an adjustment, which reduced acquisition liabilities by US$249,000. Following an impairment review during the fourth quarter of fiscal 2003 the goodwill, in connection with the Company’s acquisitions, was written down to its estimated fair value and consequently the adjustment of acquisition liabilities is recognized in the consolidated statement of operations in the three months ended April 2004.

Adjustment of acquisition deferred consideration. During March 2003 in connection with the amendment of the Sursoft acquisition agreement, the Company recorded an adjustment which reduced acquisition deferred consideration by US$1,149,000. Following an impairment review during the fourth quarter of fiscal 2003 the goodwill, in connection with the Company’s acquisitions, was written down to its estimated fair value and consequently the reduction in acquisition deferred consideration is recognized in the consolidated statement of operations in fiscal 2004.

Stock Compensation. Stock compensation expense increased US$87,000 to US$101,000 in the three months ended April 30, 2004 from US$14,000 in the three months ended April 30, 2003, an increase of 621%.The stock compensation expense in the three months ended April 30, 2003 was associated with the exchange of unvested employee options on the acquisition of Exceptis Technologies Ltd during fiscal 2001. The stock compensation expense in the three months ended April 30, 2004 was associated with the Company’s Advisory Board. The Company issued options to purchase 88,000 of the Company’s Ordinary Shares (44,000 equivalent ADSs) at an exercise price of US$10.50 (US$5.25 per equivalent ADS) granted at fair market value on the date of grant. The options were treated as variable options for accounting purposes under Financial Accounting Standard 123 and Emerging Issues Task Force abstract 96-18 (“Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services” (EITF 96-18)). As a result, non-cash stock compensation for the period was measured as the fair market value of the option, determined using the Black-Scholes method on the grant date multiplied by the number of options. The option grants vested immediately, resulting in the full stock compensation expense relating to these options being recognized in the three months ended April 30, 2004.

Interest Income, Net. Interest income, net consists of interest income and interest expense. Interest income, net decreased US$18,000 to US$82,000 in the three months ended April 30, 2004, from US$100,000 of interest income, net in the three months ended April 30, 2003, a decrease of 18%. The decreases were due to lower cash balances and lower interest rates.

Provision for Income Taxes. Provision for income taxes was US$ nil in the three months ended April 30, 2004 and 2003.

Liquidity and Capital Resources

As of April 30, 2004, the Company had working capital of US$30 million, including cash and cash equivalents totaling US$37.7 million and restricted cash of US$555,000.

The Company has an unsecured overdraft facility of €2.5 million (approximately US$3.0 million) from Bank of Ireland. Advances under this facility bear interest at the Bank’s prime overdraft rate, 2.65% as at April 30, 2004. The facility does not have a stated expiration date, but all amounts drawn thereunder are repayable on demand.

	Three months ended April 30,
	2004	2003
	(U.S. dollars in thousands)
Net cash provided by (used in) operating activities	1,340	(1,597)
Net cash used in investing activities	(476)	(1,407)
Net cash provided by financing activities	24	377
Cash and cash equivalents at the end of period	37,686	40,002

Net cash provided by operating activities in the three months ended April 30, 2004 resulted primarily from a decrease in restricted cash deposits of US$656,000, a decrease in working capital of US$680,000 and a profit on operations of US$84,000, including depreciation, the amortization of intangible assets and the adjustment of acquisition liabilities of US$286,000, partially offset by restructuring payments of US$366,000.

Net cash used in investing activities in the three months ended April 30, 2004 was primarily related to payment of liabilities in connection with the Company’s fiscal 2001 acquisitions of approximately US$262,000, a payment of US$100,000 relating to deferred consideration in connection with the Company’s fiscal 2001 acquisition of Sursoft and the purchase of property and equipment of US$114,000.

Net cash provided by financing activities for the three months ended April 30, 2004 consisted primarily of the issuance of Trintech ordinary shares of US$130,000 partially offset by principal payments on capital leases of US$96,000. In July 2001, 2002 and 2003, the Company’s shareholders approved an agreement which gave the Board the authority to engage in the repurchase of the Company’s outstanding Ordinary Shares. Under the program, up to US$5.0 million of Trintech’s

Ordinary Shares could be acquired by purchasing American Depositary Shares on the open market, or in negotiated or block trades. As of April 30, 2004, the Company had repurchased 617,956 ordinary shares at a cost of approximately US$652,000. As of April 30, 2004 approximately US$4.35 million remained available for future repurchases under this program.

Under the terms of the Company’s acquisition agreement to acquire CW & Associates, Inc., the Company will be required to pay additional performance related contingent consideration equal to fifty percent of profits, as defined in the purchase agreement, earned by the acquired business for each of the financial years ending January 31, 2005 and 2006. The additional contingent consideration is subject to certain top-up provisions from profits for the year ending January 31, 2007, if the aggregate payments under this provision for fiscal 2005 and fiscal 2006 are below US$2.5 million.

We have no material commitments for capital expenditures or strategic investments. Under the terms of the Company’s acquisition agreement to acquire Checkline plc, we could be required to pay up to US$1.25 million to the former stockholders of Checkline plc if we are unsuccessful in our litigation against the vendor of Checkline.

We believe that funds available under the Company’s credit facility and cash and cash equivalents on hand will be sufficient to meet the Company’s projected working capital requirements for at least the next 12 months. However, the underlying assumed levels of revenues and expenses may prove to be inaccurate. We may be required to finance any additional requirements within the next twelve months or beyond through additional equity, debt financings or credit facilities. We may not be able to obtain additional financings or credit facilities, or if these funds are available, they may not be available on satisfactory terms. If funding is insufficient at any time in the future, we may be unable to develop or enhance the Company’s products or services, take advantage of business opportunities or respond to competitive pressures. If we raise additional funds by issuing equity securities, dilution to existing shareholders will result.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company’s investment policy requires us to invest funds in excess of current operating requirements in marketable securities such as commercial paper, corporate bonds and U.S. government agency fixed income securities. As stated in the Company’s investment policy, we are averse to principal loss and seek to ensure the safety and preservation of invested funds by limiting default and market risks. We mitigate default risk by investing in only investment-grade securities.

As of April 30, 2004, the Company’s cash and cash equivalents consisted primarily of highly liquid investments with maturity of three months or less. We have concluded that this does not result in any material market risk exposure.

We are exposed to market risk as the Company’s interest income and expense are sensitive to changes in the general level of Irish and U.S. interest rates, particularly since the Company’s investments are in short-term instruments and the Company’s available line of credit requires interest payments at variable rates.

Due to the Company’s multinational operations, the Company’s business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the euro. In particular, the value of the U.S. dollar to the euro impacts the Company’s operating results.

Foreign exchange risk management

Our operations are exposed to foreign exchange risk arising from cash flows and financial instruments that are denominated in currencies other than our reporting currency or the respective subsidiary conducting the business. The purpose of our foreign currency management is to manage the effect of exchange rate fluctuations on certain foreign currency denominated revenues, costs and eventual cash flows and on foreign currency denominated assets and liabilities.

The terms of currency instruments used for hedging purposes are consistent with the timing of the transactions being hedged. We do not use derivative financial instruments for trading or speculative purposes. We use derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated transactions expected to occur within the next 12 months. As a policy we only hedge anticipated foreign currency sales and purchase transactions for which we have a firm commitment to a customer or supplier. At April 30, 2004 the Company had a contract maturing in July 2004 to sell US$500,000 and receive Euro. The fair value of the contract as of April 30, 2004 was US$23,000 negative.

Furthermore, the Company manages the currency exposure of certain receivables and payables using derivative instruments, such as currency options. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. The derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange (loss) gain on the Statement of Operations.

As of April 30, 2004 the Company had two currency options maturing in May 2004 and June 2004, each option to sell US$500,000 and receive Euro. The currency options combine the buying of two vanilla options with the selling of two reverse knock-in options. If the EUR to USD spot exchange rate is trading between 1.2565 and 1.29 on the expiry date of each individual option, the option will be executed at the existing spot exchange rate. If the EUR to USD spot exchange rate is trading either below 1.2565 or equal to or above 1.29, the option will be executed at an EUR to USD exchange rate of 1.29. The fair value of the options as of April 30, 2004 was US$66,000 negative.

Based on the nature and current levels of the Company’s investments and debt, we have concluded that there is no material market risk exposure.

Employees

We employed the following numbers of employees as of April 30, 2004 and 2003:

	As of April 30,
	2004	2003
Research and development	125	158
Professional and support services	95	89
Sales and marketing	53	61
Administration	43	45

Total	316	353

Of our total number of employees as of April 30, 2004, 111 are located in Ireland, 61 are located in Europe outside Ireland, 117 are located in North America and 27 in South America.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. For example, in September 2003, a former employee filed a complaint against us alleging wrongful termination and breach of contract. While we believe this claim is without merit, we cannot predict the outcome of this dispute. Neither we nor any of our consolidated subsidiaries are a party to any litigation or arbitration proceedings, which we currently expect would have, or during the last two fiscal years has had, a material adverse effect on our business, financial condition and results of operations.

We are involved from time to time in disputes with respect to the Company’s intellectual property rights and the intellectual property rights of others. Pending and future litigation involving the Company’s business, whether as plaintiff or defendant, regardless of the outcome, may result in substantial costs and expenses to the Company’s business and significant diversion of effort by the Company’s technical and management personnel. In addition, litigation, either instituted by or against the Company’s business, may be necessary to resolve issues that may arise from time to time in the future.

Furthermore, the Company’s efforts to protect the Company’s intellectual property through litigation may be unable to prevent duplication of the Company’s technology or products. Any such litigation could have a material adverse effect upon the Company’s business, financial condition or results of operations.

There has been substantial litigation in the technology industry regarding rights to intellectual property, and the Company’s business is subject to the risk of claims against it for alleged infringement of the intellectual property rights of others. In addition, the existence of any such claim by a third party may not become known to us until well after we have committed significant resources to the development of a potentially infringing product. From time to time, we have received claims that we have infringed third parties’ intellectual property rights, and there is no assurance that third parties will not claim infringement by us in the future. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all.

FACTORS THAT MAY AFFECT FUTURE RESULTS

In addition to the other factors identified in this Report on Form 6-K, the following risk factors could materially and adversely affect the Company’s future operating results, and could cause actual events to differ materially from those predicted in the Company’s forward looking statements relating to its business.

The slowdown in the US and European economies has affected the market for information technology solutions, including the Company’s products and services, and the Company’s future financial results will depend, in part, upon whether this slowdown continues.

As a result of unfavorable economic conditions and reduced capital spending by the Company’s customers and potential customers, demand for the Company’s products and services has been adversely affected.

In the year ended January 31, 2003, the Company’s customers experienced weaker than expected demand from the German retail sector as a result of a weakening German economy and a fall off in demand post euro implementation. Consequently, the Company’s PoS product revenue was significantly lower for the year ended January 31, 2003 than for the year ended January 31, 2002. The German economic slowdown continued through fiscal 2004 and we expect that it will continue through at least July 31, 2004. Consequently, we do not expect significant growth in the Company’s PoS product revenue in the current fiscal year.

Some companies may not view the Company’s products and services as critical to the success of their businesses. If these companies experience disappointing operating results, whether as a result of adverse economic conditions, competitive issues or other factors, they may decrease or forego software or electronic payment product expenditures before limiting their other expenditures or they may be unable to fulfill existing commitments to us.

In addition, the general condition of the economy, and by extension the Company’s business, can be affected by social, political and military conditions. For example, due to the war in Iraq, services revenues were materially adversely impacted in the three months ended January 31, 2003.

The factors outlined here have resulted in decreased revenues in fiscal 2003 and fiscal 2004, compared to fiscal 2002. The Company’s future results could be materially and adversely affected if this slowdown continues and the Company’s revenues continue to be adversely impacted. In light of the current economic environment we may continue to incur losses for the foreseeable future. If current economic conditions persist, we may have to implement further cost reduction initiatives that could adversely impact the Company’s ability to sustain growth if economic conditions improve at some time in the future.

We depend on sales of the Company’s electronic point-of-sale systems for payment card transactions to customers located in Europe for a significant portion of the Company’s total annual revenues.

A significant portion of the Company’s total revenue historically has been derived from the sale of the Company’s electronic payment card point-of-sale system products. We have historically marketed the Company’s electronic PoS system products solely in Europe, and particularly in Germany. For fiscal 2004, the Company’s customers in Germany accounted for over 50% of the Company’s electronic PoS system product revenues. We intend to continue to focus substantially all of the Company’s marketing efforts for the Company’s electronic PoS system products in Europe. As a result, the Company’s future results of operations will depend on continued market demand for, and acceptance of, these products in Europe in general. In the fiscal year ended January 31, 2003 the Company’s electronic PoS system product revenues decreased significantly compared with the prior fiscal year. The decrease was mainly attributable to the Company’s customers experiencing weaker than expected demand from the

German retail sector as a result of a weakening German economy and a fall off in demand post euro implementation. The German economic slowdown continued through fiscal 2004 and we expect that it will continue through at least July 31, 2004. Consequently, we do not expect significant growth in the Company’s PoS product revenue in the current fiscal year. Continued reduction in demand for the Company’s electronic PoS system products would continue to materially adversely affect the Company’s business, financial condition and results of operations.

The Company’s business is subject to currency fluctuations that can adversely affect the Company’s operating results.

Due to the Company’s multinational operations, the Company’s business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the euro. In particular, the value of the U.S. dollar to the euro impacts the Company’s operating results. The Company’s expenses are not necessarily incurred in the currency in which revenue is generated, and, as a result, we are required from time to time to convert currencies to meet the Company’s obligations. These currency conversions are subject to exchange rate fluctuations, and changes to the value of the euro relative to other currencies could adversely affect the Company’s business and results of operations. For example, as sales of the Company’s electronic PoS systems in Germany are denominated in euro, the decrease in value of these sales has meant that the Company’s euro costs were greater than the Company’s euro revenue in fiscal 2004. As a result, the increase in value of the euro relative to other currencies has had a negative impact on the Company’s margins. With the on-going strength of the euro against the U.S dollar, the Company’s margins could be negatively impacted through at least the end of fiscal 2005.

In addition, the Company’s consolidated financial statements are prepared in euro and translated to U.S. dollars for reporting purposes. As a result, even when foreign currency expenses substantially offset revenues in the same currency, the Company’s net income may be diminished, or the Company’s net loss increased, when reported in U.S. dollars in the Company’s financial statements.

Average selling prices for electronic PoS system products may continue to decline, adversely affecting the Company’s results of operations, particularly the Company’s revenue and operating and net income.

The market for electronic PoS system products is characterized by increasing price competition, which historically has caused the average selling prices of the Company’s electronic PoS systems to decrease over the life of each product. To offset declines in the average selling prices of the Company’s electronic PoS system products, we will need to continue to reduce the cost of these products by implementing cost reduction design changes, obtaining cost reductions as and if volumes increase and successfully managing manufacturing and subcontracting relationships. We do not operate our own manufacturing facilities, and, as a result, we may not be able to reduce the Company’s costs as rapidly as companies that operate their own manufacturing facilities. If we do not design and introduce lower cost versions of the Company’s electronic PoS system products in a timely manner or successfully manage our manufacturing relationships, margins on the Company’s electronic PoS system products will decrease. A decrease in margins or an accelerated decrease in average selling prices could have a material adverse effect on the Company’s business, financial condition and results of operations.

We may fail to adequately integrate acquired products, technologies or businesses.

Over the past several years, we evaluated opportunities to acquire additional product offerings, complementary technologies and businesses and made six such acquisitions. The acquisitions we have made have resulted in amortization of acquired intangible assets and impairment of goodwill and diversion of the Company’s management’s attention. As a result of these acquisitions, the Company’s operating expenses have increased and may increase further in the current fiscal year as a result of restructuring costs incurred to consolidate and rationalise the acquired businesses’ cost bases and geographic locations. Further, due to the economic slowdown the revenues from the acquired businesses may not be sufficient to support the costs associated with those businesses without adversely affecting the Company’s operating margins.

We intend to continue to evaluate opportunities to acquire additional product offerings, complementary technologies and businesses. For example, on November 1, 2003, we acquired DataFlow Services for a total consideration of approximately US$3.9 million subject to final adjustment relating to performance related contingent consideration. We may be unable to locate further attractive opportunities or acquire any that we locate on attractive terms. Future acquisitions could result in potentially dilutive issuances of equity securities, the expenditure of a significant portion of the Company’s available cash, the incurrence of debt and contingent liabilities, which could materially adversely affect the Company’s results of operations. Product and technology acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations, technologies and products, diversion of management’s attention from other business concerns, risks of entering markets in which we have no or limited prior experience and the potential loss of key employees of acquired businesses. Further, the revenues from the acquired businesses may not be sufficient to support the costs associated with those businesses, without adversely affecting the Company’s operating margins in the future. We may be unable to integrate successfully any operations, personnel or products that have been acquired or that might be acquired in the future and the Company’s failure to do so could have a material adverse effect on the Company’s results of operations.

The Company’s quarterly and annual operating results are difficult to predict because they can fluctuate significantly. This limits your ability to evaluate the Company’s historical financial results and increases the likelihood that the Company’s results will fall below market analysts’ expectations, which could cause the price of the Company’s ADSs to drop rapidly and severely.

We have experienced significant quarterly and annual fluctuations in operating results and cash flows and we expect that these fluctuations will continue and could intensify in future periods.

Quarterly and annual fluctuations have been, and may in the future be, caused by factors which include:

•	the size and timing of orders

•	currency fluctuations

•	product mix

•	the rate of acceptance of new products, product enhancements and technologies

•	purchasing and payment patterns of the Company’s customers

•	the Company’s pricing policies and those of the Company’s competitors

•	ability to control costs

•	deferral of customer orders

•	customer buying cycles and changes in these buying cycles

•	general condition of market or markets served by the Company’s customers

•	general economic factors, including economic slowdown or recession

•	product or service quality problems

•	impact of declines in net revenue in a particular quarter as compared to relatively fixed nature of the Company’s expenses in the short term

•	impairment charges arising from recent acquisitions or future acquisitions

•	economic conditions which may affect the Company’s customers and potential customers’ budgets for IT expenditure

•	timing of product implementations, which are highly dependent on customers’ resources and discretion

•	timing and market acceptance of new products or product enhancements by either us or the Company’s competitors

In addition, the Company’s revenue is difficult to predict for several reasons. These reasons include:

•	we have generally recognized a substantial portion of the Company’s revenue in the last month of each quarter

•	the market for the Company’s software products is rapidly changing and competitive

•	the sales cycle for the Company’s products is typically 6 to 12 months and varies substantially from customer to customer

As a result of the factors listed above, among others, we believe that the Company’s quarterly revenue, expenses and operating results are likely to vary significantly in the future. As a result, if revenue in any quarter falls below expectations, expenditure levels could be disproportionately high as a percentage of revenue, and the Company’s business and operating results for that quarter could be materially adversely affected. In addition, it is likely that in some future quarters the Company’s results of operations will be below the expectations of public market analysts and investors, which could have a severe adverse effect on the trading price of the Company’s ADSs.

We also believe that period-to-period comparisons of the Company’s quarterly operating results are not necessarily meaningful and that, as a result, these comparisons should not be relied upon as indications of the Company’s future performance.

To be successful, we will need to effectively respond to future changes in the rapidly developing markets in which we sell the Company’s software products.

The markets for the Company’s electronic payment software and funds and transaction management software are rapidly evolving and changing. The market is influenced by rapidly changing technologies, evolving industry standards, changes in customer requirements and preferences and frequent introductions of new products and services embodying new technologies. The Company’s ability to enhance existing products and to design, develop, introduce and support new software products on a cost effective and timely basis that meet changing market needs and respond to technological developments is critical to the Company’s future success. In addition, these products will need to support industry standards and interoperate with a variety of third parties’ products, including those of the Company’s competitors. We may be unable to develop interoperable products, and widespread adoption of a proprietary or closed electronic payment standard could preclude us from effectively doing so. Also, the number of businesses and cardholders engaged in electronic commerce may not grow or could decrease, reducing the potential market for the Company’s electronic commerce products.

We are, from time to time, subject to legal proceedings and adverse determinations in these proceedings could harm the Company’s business.

We are, from time to time, involved in lawsuits and legal proceedings, which arise in the ordinary course of business. An adverse resolution of these matters could significantly negatively impact the Company’s financial position and results of operations.

Cost-reduction efforts may adversely impact the Company’s productivity and service levels and our ability to develop new products and respond to market changes.

During fiscal year 2002, we instituted various cost-control measures affecting various aspects of the Company’s business operations. We had a reduction in the Company’s workforce of approximately 18% in fiscal 2002, approximately 30% in fiscal 2003, 17% in fiscal 2004 excluding the acquisition of DataFlow Services which increased headcount by approximately 11% and a further reduction of approximately 6% in the three months ended April 30, 2004. As a result of involuntary employee terminations, employee morale and productivity has been negatively impacted. If we are not successful in increasing our revenues, we may in the future be required to take additional cost-saving actions to reduce the Company’s losses and to conserve cash. The failure to achieve such future cost savings could have a material adverse effect on the Company’s financial condition. The actions taken to date, or that may be taken in the future, may have a similar or greater adverse impact on the Company’s employees’ morale and productivity. We could experience voluntary termination by key technical and sales employees and, as a result, the future competitiveness of the Company’s products and business, and the future results of the Company’s operations may be materially negatively impacted and we may be unable to react to market changes in a timely fashion.

The Company’s stock has experienced and may continue to undergo extreme market price and volume fluctuations.

Stock markets in general, and the Nasdaq Stock Market in particular, have experienced extreme price and volume fluctuations, especially in recent years. Broad market fluctuations of this type may adversely affect the market price of the Company’s ADSs. The stock prices for many companies in the technology sector have experienced wide fluctuations that often have been unrelated to their operating performance. The market price of the Company’s stock has experienced, and may continue to undergo, extreme fluctuations due to a variety of factors, including, but not limited to:

•	general and industry-specific business, economic and market conditions

•	actual or anticipated fluctuations in operating results, including as a result of any impairment of goodwill related to the Company’s past acquisitions

•	changes in or the Company’s failure to meet analysts’ or investors’ estimates or expectations

•	public announcements concerning us, including announcements of litigation

•	introductions of new products or services, technological innovations or announcements of significant contracts by us or the Company’s competitors

•	acquisitions, strategic partnerships, joint ventures, or capital commitments by us or the Company’s competitors

•	adverse developments in patent or other proprietary rights

We historically derived a significant amount of the Company’s revenues from a limited number of customers.

A significant percentage of the Company’s revenue historically has been derived from a limited number of the Company’s customers, primarily customers for the Company’s point-of-sale products. Approximately 23% of the

Company’s total revenue for the three months ended April 30, 2004, was attributable to the Company’s three largest customers in the quarter. In fiscal 2004, 14% of the Company’s fiscal year total revenue was attributable to the Company’s three largest customers. Historically German customers for the Company’s point-of-sale products were primarily the Company’s largest customers. As a result of the German economic slowdown, the Company’s product revenue in fiscal 2003 and fiscal 2004 was materially adversely impacted by a reduction in sales to the Company’s three largest customers, all of whom were German and who, in the fiscal year ended January 31, 2002 accounted for 26% of total revenue. The future loss of any major customer, or any reduction or delay in orders by any major customer, could have a similar material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s success depends on the Company’s ability to manage and expand the Company’s software direct sales force.

We have sold the Company’s software products almost exclusively through the Company’s direct sales force. The Company’s future revenue growth will depend in large part on the Company’s ability to recruit, train and manage additional software sales personnel worldwide and generate increased sales productivity from the Company’s existing sales force. We have experienced and continue to experience difficulty in recruiting qualified software sales personnel with relevant experience, particularly in the United States, and the market for these personnel is highly competitive. We may not be able to successfully expand the Company’s software direct sales force, any expansion of the sales force may not result in increased revenue and we may fail to increase productivity from the Company’s existing sales force. The Company’s business and results of operations will be materially adversely affected if we fail to successfully expand the Company’s software direct sales force or if we fail to increase productivity from the Company’s existing software sales force.

We have incurred losses during the Company’s operating history. These losses may continue for the foreseeable future, and we may not achieve or maintain profitability.

We incurred net losses of US$3.2 million in fiscal year 2004, US$44.8 million in fiscal year 2003, US$100.0 million in fiscal year 2002 and US$32.6 million in fiscal year 2001. We may continue to incur losses on both a quarterly and annual basis. Moreover, we expect to continue to incur significant costs of services and substantial operating expenses. Therefore, we will need to significantly increase the Company’s revenues to achieve and maintain profitability and a positive cash flow. We may not be able to generate sufficient revenues to achieve or sustain profitability.

The Company’s declining cash balance and low stock price may affect the Company’s potential and current customers’ and partners’ perception of the Company’s viability, which in turn could affect the Company’s ability to close sales and partnership transactions. Notwithstanding the fact that we have a substantial cash balance, concerns about the Company’s perceived financial viability were a factor in multiple potential and actual customer transactions and partner relationships during fiscal 2003 and fiscal 2004. We attribute these concerns primarily to the following: we are not yet profitable on a full fiscal year basis and thus must use the Company’s cash balance (offset by revenues) to fund the Company’s operations; the Company’s stock price experienced a dramatic decline from 2000 to 2002; the Company’s stock price has been, and continues to be, extremely volatile; and some of the Company’s competitors are better funded, more established, or significantly larger than we are.

We will continue to use the Company’s cash balance (offset by revenues) to fund the Company’s operations until we achieve and sustain profitability (which may not occur); thus, the Company’s cash balance declined during fiscal 2004 and may continue to decline during fiscal 2005. Therefore, we expect these concerns about the Company’s perceived viability to continue throughout at least fiscal 2005.

Some may claim that we infringe their intellectual property rights, which could result in costly litigation or require us to reengineer or cease sales of the Company’s products.

We believe that the Company’s products do not infringe upon the intellectual property rights of others and that we have all rights necessary to use the intellectual property employed in the Company’s business. However, we have not performed patent searches for all of the technologies encompassed in the Company’s products. Third parties may in the future claim that the Company’s current or future products infringe their proprietary rights. Any infringement claim, with or without merit, could result in costly litigation or require us to pay damages, reengineer or cease sales of the Company’s products, delay product installments or develop non-infringing intellectual property, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. Infringement claims could also require us to enter into royalty or licensing agreements. Licensing agreements, if required, may not be available on terms acceptable to us or at all.

New versions and releases of the Company’s products may contain errors or defects.

The Company’s software products and PoS devices are complex and, accordingly, may contain undetected errors or failures when first introduced or as new versions are released. This may result in the loss of, or delay in, market acceptance of the Company’s products. We have in the past discovered software errors in the Company’s new releases and new products after their introduction. We have experienced delays in release, lost revenues and customer frustration during the period required to correct these errors. We may in the future discover errors and additional scalability limitations in new releases or new products after the commencement of commercial shipments or be required to compensate customers for such limitations or errors, as a result of which the Company’s business, cash flow, financial condition and results of operations could be materially adversely affected.

The Company’s reliance on a sole third party to manufacture the Company’s electronic PoS system products involves risks, including, in particular, reduced control over the manufacturing process and product quality.

The Company’s electronic PoS system products are currently manufactured by Plexus Corp. (UK) Limited. Plexus Corp. (UK) Limited purchases many of its products and components from one or a limited number of suppliers. The Company’s reliance on a single outsourced manufacturer involves significant risks, including:

•	Reduced control over delivery schedules, quality assurance and cost

•	The potential lack of adequate manufacturing capacity

•	The potential misappropriation of the Company’s intellectual property

We must make binding forecasts as much as three months in advance of expected delivery dates. If product sales do not meet these forecasts, the Company’s cashflow would be adversely impacted, and the risk that the Company’s inventory could become obsolete would increase. If Plexus Corp. (UK) Limited ceases manufacturing the Company’s electronic PoS system products or increases its prices, we may not be able to rapidly obtain alternative capacity at a comparable price. Any delay in delivery of products to the Company’s customers or any increase in manufacturing costs could have a material adverse effect on the Company’s business and results of operations.

We have in the past received products that contained defects from the Company’s manufacturers. Because we warrant the quality of the Company’s electronic PoS system products to the Company’s customers, we have been required to repair or replace defective products at the Company’s own expense. This expense has in the past exceeded, and may in the future exceed, the amounts reimbursed to us by the manufacturers.

Any repetition of these or similar problems could have a material adverse effect on the Company’s reputation, business and results of operations.

Increased competition may result in decreased demand for the Company’s products and services, which may result in reduced revenues and gross margins and loss of market share.

The market for electronic payment software and electronic PoS systems is intensely competitive and we expect competition to continue to increase. The Company’s competitors include VeriFone, Ingenico, Hypercom and Thales/Krone for the Company’s electronic PoS system products, and Transaction System Architects, Checkfree and Pega Systems for the Company’s software products. Some competitors in the Company’s market have longer operating histories, significantly greater financial, technical, marketing and other resources, greater brand recognition and a larger installed customer base than we do. In addition, the companies with whom we have strategic relationships could develop products or services, which compete with the Company’s products or services. Further, several of the customers who currently use the Company’s products or the public companies with whom we have entered into strategic relationships to use and market the Company’s products may develop competing products. Growing competition may result in reduced revenues and gross margins and loss of market share, any one of which could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their product offerings and to offer more comprehensive solutions. We also expect to face additional competition as other established and emerging companies enter the market for electronic payment or funds management solutions.

We face risks associated with the Company’s international operations that could harm the Company’s financial condition and results of operations.

Historically, a significant percentage of the Company’s revenues has been generated by the Company’s international operations, and the Company’s future growth rates and success are in part dependent on continued growth and success in international markets. We expect this trend to continue.

As is the case with most international operations, the success and profitability of the Company’s international operations are subject to numerous risks and uncertainties that include, in addition to the risks the Company’s business as a whole faces, the following:

•	difficulties in travel due to war or health warnings, such as SARS, preventing free movement of our employees to existing and potential customer sites

•	differing regulatory and industry standards and certification requirements

•	the complexities of foreign tax jurisdictions

•	reduced protection for intellectual property rights in some countries

•	currency exchange rate fluctuations

•	import or export licensing requirements

For example, in the three month period ended January 31, 2003, our revenue was adversely impacted by the war on Iraq as we were unable to fulfill a customer contract in the Middle East.

We depend on a few key personnel to manage and operate us.

The Company’s success is largely dependent on the personal efforts and abilities of the Company’s senior management. Following headcount reductions in fiscal 2003 and fiscal 2004, the Company has reduced the number of executives and is more dependent for its future success on the remaining executives. The loss of certain members of the Company’s senior management, including the Company’s chief executive officer and chief financial officer, could have a material adverse effect on the Company’s business and prospects.

Following headcount reductions in fiscal 2002, fiscal 2003, fiscal 2004 and the three months ended April 30, 2004, the Company’s success is also dependent on some remaining key employees who are skilled in e-commerce, payment, funds management, payment reconciliation, exception and risk management, Internet and other technologies. The loss of these key individuals could have a material adverse effect on the Company’s business.

If we are unable to retain and attract highly skilled personnel with experience in the electronic payment and banking industries, we may be unable to grow the Company’s business.

We are dependent upon the ability to attract and hire when necessary as well as train and retain those highly skilled technical, sales and marketing, software engineers, support personnel and other highly skilled personnel with knowledge in e-commerce, payment, funds management, payment reconciliation, exception and risk management, Internet and other technologies we currently employ. Competition for experienced qualified personnel is intense. As a result we may experience increased compensation costs that may not be offset through either improved productivity or higher sales prices. There can be no assurances that we will be successful in retaining existing personnel or in attracting and recruiting experienced qualified personnel. Based on the Company’s experience, it takes an average of nine months for a salesperson to become fully productive. We may not be successful in increasing the productivity of the Company’s sales personnel, and the failure to do so could have a material adverse effect on the Company’s business, operating results and financial condition.

The standards for electronic commerce payment transactions that we support may not achieve broad market acceptance or market acceptance may be slower than anticipated.

An important aspect of the Company’s business strategy is to continue to develop software products that support approved security standards for payment card transactions over the Internet. In the period from 1996 to 2000, Trintech invested significantly in providing support for the SET standard in its products, but this standard has not gained critical mass for adoption. Trintech continues to support the SSL standard that is commonly in use in the payments industry.

The emergence of the new 3-D Secure protocol is an important new development, which is approved by VISA in its Verified by Visa initiative and by MasterCard in its SecureCode initiative. Trintech is providing support for the 3-D Secure protocol in its financial transaction processor acquiring products, and may do so in other products where market opportunities are identified. However, the rate of adoption of the 3-D Secure standard—and its optional extensions for chip, mobile commerce and voice messaging—is unknown. Future sales of the Company’s e-payment products may be adversely affected if these standards do not achieve board market acceptance.

In addition, the Company’s electronic PoS system products support the DES, Triple DES and RSA Security public key security algorithms to meet the security standards required by the Company’s customers. If the Company’s customers’ security standard requirements were to change unexpectedly this could adversely affect the Company’s prospects and results of operations.

Some of the Company’s software products are relatively new to market and in the early stages of adoption, continued adoption of the Company’s products is not assured.

Some of the Company’s software solutions are still in early stages of adoption, and any unanticipated performance problems or bugs that we have not been able to detect could result in additional development costs, diversion of technical and other resources from the Company’s other development efforts, negative publicity regarding us and the Company’s products, harm to the Company’s customer relationships and exposure to potential liability claims. In addition, if our products do not enjoy wide commercial success and product acceptance and adoption is sluggish the Company’s long-term business strategy will be adversely affected.

The Company’s growth may be limited if we fail to build an indirect sales channel.

Indirect sales channels accounted for approximately 4% of the Company’s total revenue in fiscal 2003 and 5% of the Company’s total revenue in fiscal 2004. We have established relationships with a limited number of resellers and systems integrators and consultants. Some of these are new, early-stage relationships and, as such, are generally untested and many historical relationships have been unsuccessful due to the economic downturn, particularly those channels focused on the market for electronic payments for internet payment transactions. The Company’s existing indirect channels will have to generate significant revenue moving forward, and we will need to establish additional indirect channels to be successful.

We may be unable to protect the Company’s proprietary rights. Unauthorized use of the Company’s technology may result in development of products which compete with the Company’s products.

The Company’s success depends in part on the Company’s ability to protect the Company’s rights in the Company’s electronic payment and PoS system technology. We rely upon a combination of patents, contractual rights, trade secrets, copyright laws and trademarks to establish and protect these rights. We also seek to avoid disclosure of the Company’s trade secrets through a number of other means, including entering into confidentiality agreements with the Company’s employees, consultants and third parties to seek to limit and protect the distribution of the Company’s proprietary information regarding this technology. However, we cannot assure you that any of the Company’s proprietary rights with respect to the Company’s products will be effective, particularly products acquired through acquisition. Unauthorized parties may copy aspects of the Company’s products and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have executed. We may not become aware of, or have adequate remedies in the event of, a breach.

The Company’s industry and the Company’s customers’ industry are subject to government regulations that could limit the Company’s ability to market the Company’s products.

The Company’s current and prospective customers include non-U.S. and state and federally chartered banks and savings and loan associations. These customers, as well as customers in other industries that we plan to target in the future, operate in markets that are subject to extensive and complex regulation. While we are not directly subject to this regulation, the Company’s products and services must be designed to work within the extensive and evolving regulatory constraints under which the Company’s customers operate. If the Company’s products fail to comply with regulations applicable to the Company’s customers, or if we cannot timely and cost-effectively respond to changes in the regulatory environments of each of the Company’s customers, the Company’s product sales could be materially adversely affected, which could have a material adverse effect on the Company’s business, prospects and results of operations.

Exports of software products utilizing encryption technology are generally restricted by the U.S., Irish, German and various other foreign governments. The Company’s inability to obtain and maintain required approvals under these regulations could adversely affect the Company’s ability to sell the Company’s products. Also, U.S., Irish, German or other foreign legislation or regulations may further limit levels of encryption or authentication technology that may be sold or exported. Any export restrictions of this sort, new legislation or regulations, or increased costs of compliance could have a material adverse effect on the Company’s business, results of operations and prospects.

The Company’s electronic PoS system products must comply with standards established by telecommunications authorities in various countries, as well as with recommendations of quasi-regulatory authorities and standards-setting committees. Failure to comply with these standards and recommendations could limit the Company’s ability to sell these products.

We rely on strategic relationships that may not continue in the future.

We have developed strategic relationships with larger, public companies. Historically, we have relied in part on these relationships to co-market the Company’s products and generate leads for the Company’s direct sales force, particularly in the market for electronic payment solutions for Internet payment transactions. However, these relationships are not exclusive, and the third party generally is not obligated to market the Company’s products or provide leads. We will need to establish additional strategic relationships to be successful.

The rights of shareholders in Irish corporations may be more limited than the rights of shareholders in United States and German corporations.

The rights of holders of ordinary shares and, therefore, some of the rights of ADS holders, are governed by Irish law and the laws of the European Union. As a result, the rights of the Company’s shareholders differ from, and may be more limited than, the rights of shareholders in typical United States or German corporations. In particular, Irish law significantly limits the circumstances under which shareholders of Irish corporations may bring derivative actions.

The Company’s three largest shareholders have the ability to significantly influence or control corporate actions, which limits the ability of the holders of the Company’s ADSs to influence or control corporate actions. This concentration of ownership also can reduce the market price of the Company’s ADSs.

The Company’s three largest shareholders have the ability to significantly influence the election of directors and the outcome of all corporate actions requiring shareholder approval. This concentration of ownership also may have the effect of delaying or preventing a change in control of us, which in turn could reduce the market price of the Company’s ADSs.

The Company’s corporate tax rate may increase, which could adversely impact the Company’s cash flow, financial condition and results of operations.

We currently have operations in the Republic of Ireland and may generate a significant portion of the Company’s future taxable income there. Currently, some of the Company’s Irish subsidiaries are taxed at rates substantially lower than U.S. or German tax rates. If the Company’s Irish subsidiaries were no longer to qualify for these lower tax rates or if the applicable tax laws were rescinded or changed, the Company’s operating results could be materially adversely affected. In addition, if German, U.S. or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner in which the Company’s subsidiaries’ profits are currently recognized, or if the Company’s ability to offset historical losses against future profits, if they occur, was reduced, the Company’s taxes could increase, and the Company’s business, cash flow, financial condition and results of operations could be materially adversely affected.

The Irish takeover rules, the Company’s articles of association and Irish law may make an acquisition of us more difficult, which could affect the trading price of the Company’s ADSs.

The provisions of the Irish takeover rules, as well as provisions of the Company’s articles of association and Irish law, could delay, defer or prevent a change of control of us, which in turn could reduce the market price of the Company’s ADSs. In addition, the rights of the Company’s shareholders under the takeover rules or Irish law could differ from the rights of shareholders under the United States federal and state laws governing tender offers and takeovers.

We could be subject to potential product liability claims and third party liability claims related to products and services.

The Company’s electronic payment software products are used for the processing of payment card transactions. Any errors, defects or other performance problems could result in financial or other damages to the Company’s customers.

A product liability claim brought against us, even if not successful, would likely be time consuming and costly and could seriously harm the Company’s business. Although the Company’s customer license agreements typically contain provisions designed to limit the Company’s exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. The law relating to the liability of providers of listings of products and services sold over the Internet for errors, defects or other performance problems with respect to those products and services is currently unsettled. Any claims or litigation could still require expenditures in terms of management time and other resources to defend ourselves. Liability of this sort could require us to implement measures to reduce the Company’s exposure to this liability, which may require us, among other things, to expend substantial resources or to discontinue certain product or service offerings.

In the future we may need to raise additional capital in order to remain competitive in the market for electronic payment solutions and funds management software. This capital may not be available on acceptable terms, if at all.

We believe that the Company’s existing cash and cash equivalents and the Company’s anticipated cash flow from operations will be sufficient to meet the Company’s working capital and operating resource expenditure requirements for at least the next year. After that, we may need to raise additional funds and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance the Company’s products and services, take advantage of future opportunities, grow the Company’s business or respond to competitive pressures or unanticipated requirements, which could seriously harm the Company’s business.

We depend on increasing use of the Internet and on the growth of electronic business. If the use of the Internet and electronic business do not grow as anticipated, the Company’s business may be materially adversely impacted.

The Company’s business in part depends on the increased acceptance and use of the Internet and wireless networks as a medium of commerce and communication. Rapid growth in the use of the Internet and wireless networks is a recent phenomenon.

As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of business customers may not adopt or continue to use the Internet and wireless networks as a business medium. Demand for some of the Company’s products, such as PayWare Resolve may be materially impacted if a sufficiently broad base of business customers does not continue to use the internet and wireless networks as a business medium.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC

By:	/s/ Richard Paul Byrne
R. Paul Byrne
Chief Financial Officer

Dated: June 15, 2004